Exhibit 99.1

Kamada Selected as a Winner of the Genesis Prize Foundation and Start-Up Nation Central Competition; Award Recognizes Israeli Companies Working to Combat Coronavirus and the Damage of Future Pandemics

Rehovot, Israel, January 5, 2021 -- Kamada Ltd. (NASDAQ & TASE: KMDA), plasma-derived biopharmaceutical company, today announced that it has been selected as one of 10 winners of the Genesis Prize Foundation (GPF) Start-Up Nation Central (SNC) competition recognizing Israeli companies working to combat coronavirus and the damage of future pandemics. Based on its development of a plasma derived immunoglobulin (IgG) product as a potential therapy for coronavirus disease (COVID-19), Kamada was selected for its significant contributions towards fighting COVID-19 and advancing a promising technology that has the potential to provide significant benefits in the near future. The winners were announced in a virtual ceremony by Reuven Rivlin, President of Israel.

The annual Genesis Prize, dubbed the “Jewish Nobel” by TIME Magazine, honors extraordinary individuals for their outstanding professional achievement, contribution to humanity, and commitment to Jewish values. Natan Sharansky, the human rights activist, was announced as the 7th Genesis Prize Laureate in December 2019 and directed his $1 million award to organizations fighting the COVID-19 pandemic. Part of Mr. Sharansky’s award was used to fund the competition.

SNC is an Israel-based non-profit organization that works to ensure the strength and vitality of the Israeli tech ecosystem and to enhance its positive global impact. SNC leverages its in-depth knowledge of the country’s innovation sector to connect multinational corporations, governments, and NGOs to those people and technologies in Israel most relevant to their needs.

“We are deeply honored to receive this prestigious award from the GPF and SNC and for being recognized for the development of our plasma-derived IgG product against COVID-19,” said Amir London, Kamada’s Chief Executive Officer. “As previously reported, we executed an agreement with the Israeli Ministry of Health (“IMOH”) to supply our product for the treatment of COVID-19 patients in Israel, under which the initial supply is expected to generate approximately $3.4 million in revenues during the first quarter of 2021. Importantly, per recent discussions with the IMOH, the treatment utilizing our product will be provided as part of a multi-center clinical study led by the IMOH.”

About the Genesis Prize

The mission of the Genesis Prize is to foster Jewish identity, inspire Jewish pride and strengthen the bond between Israel and the Diaspora. The Prize celebrates Jewish talent and achievement, honoring individuals for their accomplishments and commitment to Jewish values, inspiring Jews to connect to their heritage and to Israel.

The vision of the Genesis Prize is a strong and vibrant Jewish people, aware of its roots while looking to the future; a Jewish community flourishing in diversity, yet united in appreciation of Jewish values and support for the Jewish State.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) GPF and SNC's recognition of Kamada’s development of a plasma derived immunoglobulin (IgG) product as a potential therapy for COVID-19 that has the potential to provide significant benefits toward fighting COVID-19 in the near future; 2) Kamada’s expectation of generating approximately $3.4 million in revenues during the first quarter of 2021 from the supply of its IgG product for the treatment of COVID-19 patients to the IMOH; and 3) plans by the IMOH to utilize Kamada’s product as part of a multi-center clinical study in COVID-19 patients. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans relating to the immunoglobulin (IgG) product, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans for the immunoglobulin (IgG) product, disruption to the supply chain due to COVID-19 pandemic, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, unexpected results of clinical studies and on-going compassionate-use treatments, outcome of continued discussions with IMOH regarding the utilization of Kamada’s immunoglobulin (IgG) product, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com